FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                          Contact: Dan Suesskind
                                         Chief Financial Officer
                                         Teva Pharmaceutical Industries Ltd.
                                         (011) 972-2-589-2840
                                  George Barrett
                                         President and CEO
                                         Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                  Liraz Kalif / Kevin Mannix
                                         Teva Investor Relations
                                         (011) 972-3-926-7281 / (215) 591-8912

TEVA ANNOUNCES APPROVAL OF ONDANSETRON INJECTION USP

Jerusalem, Israel, November 22, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's Abbreviated New Drug Applications (ANDAs) for Ondansetron Injection USP, 2 mg/mL, packaged in 4 mg/2 mL single-dose vials, 2 mg/mL, packaged in 40 mg/20 mL multiple-dose vials and 0.64 mg/mL packaged in 32 mg/50 mL bags.

Shipment of these products will begin immediately following a 2005 patent litigation settlement with GlaxoSmithKline.

Teva's Ondansetron Injection products are the AP-rated generic equivalent of GlaxoSmithKline's antiemetic Zofran® Injection.

The product, in the three configurations, had annual sales of approximately $695 million for the twelve months ended September 2006, based on IMS sales data.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

__Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995__: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva's ability to rapidly integrate IVAX Corporation's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                   (Registrant)

By: /s/ Dan Suesskind
                             Name: Dan Suesskind
                             Title: Chief Financial Officer

Date: November 22, 2006